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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navaid Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 S. Gulph Rd., Suite 235
(No. and Street)

King of Prussia, PA 19406
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip H. Rinnander 610-337-9403
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr & O'Connor, LLP
(Name – *if individual, state last, first, middle name*)

1506 E. Lancaster Ave., Paoli, PA 19301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip H. Rinnander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navaid Financial Services, Inc., as of 12/31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL
JENNIFER K RINNANDER
Notary Public
BOROUGH OF MEDIA, DELAWARE COUNTY
My Commission Expires Aug 5, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

NAVAID FINANCIAL SERVICES, INC.

December 31, 2003 and 2002

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

NAVAID FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Financial Information

December 31, 2003 and 2002

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Navaid Financial Services, Inc.
King of Prussia, Pennsylvania

We have audited the accompanying statements of financial condition of Navaid Financial Services, Inc. (an S-Corporation) as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navaid Financial Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP
SIANA CARR & O'CONNOR, LLP

February 14, 2004

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

NAVAID FINANCIAL SERVICES, INC.
Statements of Financial Condition
December 31, 2003 and 2002

Assets	2003	2002
Cash and cash equivalents	$203,400	$ 84,277
Due from clearing broker	30,281	71,634
Accounts receivable	9,950	8,450
Deposits	35,973	36,112
Marketable securities	-0-	23,750
Furniture and equipment, net	13,377	10,719
Prepaid expenses	6,004	7,815
Total assets	$298,985	$242,757
Liabilities and shareholders' equity		
Liabilities:		
Accounts payable and accrued expenses	$ 31,181	$ 10,600
Unearned revenue	-0-	2,500
Total liabilities	31,181	13,100
Shareholders' equity:		
Common stock ($.01 par value, 1,000 shares authorized; 106 shares issued and outstanding)	1	1
Additional paid-in capital	99,999	99,999
Retained earnings	167,804	129,657
Total shareholders' equity	267,804	229,657
Total liabilities and shareholders' equity	$298,985	$242,757

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Operations
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commission income	$658,179	$544,017
Consulting income	131,281	79,372
Investment income	26,501	8,252
Total revenues	815,961	631,641
Expenses:		
Employee compensation and benefits	353,555	301,395
Occupancy and office	49,777	43,036
Other operating expenses	41,889	29,066
Outside services	30,480	24,845
Payroll taxes	22,113	20,814
Total expenses	497,814	419,156
Net income	$318,147	$212,485

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
January 1, 2002	106	$1	$99,999	$ 62,172	$ 162,172
Net income				212,485	212,485
Distributions to shareholders				(145,000)	(145,000)
December 31, 2002	106	$1	$99,999	$ 129,657	$ 229,657
January 1, 2003	106	$1	$99,999	$ 129,657	$ 229,657
Net income				318,147	318,147
Distributions to shareholders				(280,000)	(280,000)
December 31, 2003	106	$1	$99,999	$ 167,804	$ 267,804

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 318,147	$ 212,485
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation expense	3,018	3,303
Loss on disposition of furniture and equipment	955	-0-
Realized/unrealized gain on marketable securities	(24,529)	(6,250)
(Increase) decrease in due from clearing broker	41,353	(41,249)
Increase in accounts receivable	(1,500)	(3,485)
(Increase) decrease in deposits	139	(1,107)
(Increase) decrease in prepaid expenses	1,811	(242)
Increase in accounts payable and accrued expenses	20,581	3,362
Increase (decrease) in unearned revenue	(2,500)	2,500
Net cash provided by operating activities	357,475	169,317
Cash flows from investing activities:		
Purchase of furniture and equipment	(6,731)	(4,744)
Proceeds from sale of furniture and equipment	100	-0-
Proceeds from sale of marketable securities	48,279	-0-
Net cash provided (used) by investing activities	41,648	(4,744)
Cash flows from financing activities:		
Distributions to shareholders	(280,000)	(145,000)
Net cash used by financing activities	(280,000)	(145,000)
Net increase in cash and cash equivalents	119,123	19,573
Cash and cash equivalents:		
Beginning of year	84,277	64,704
End of year	$ 203,400	$ 84,277

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2003 and 2002

(1) ORGANIZATION AND BACKGROUND

Navaid Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company operates on a fully-disclosed basis whereby they do not carry accounts for customers. The Company also provides financial consulting services to local financial institutions in the Pennsylvania and New Jersey area.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, cash deposited in banks and cash invested in money market mutual funds.

The Company maintains cash balances which are in excess of the FDIC insured limit of $100,000 per depositor. Uninsured cash balances are $4,338 at December 31, 2003.

Management's estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities

Marketable securities owned at December 31, 2002 consist entirely of equity investment securities stated at market values.

Furniture and equipment

Furniture and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets ranging from 3 to 7 years.

Commission income

Commission income and related expenses are recognized on the trade date since substantially all the efforts in generating the commissions have been completed.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Reclassifications

Certain accounts in the 2002 financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

(3) RELATED PARTY TRANSACTIONS

The Company has a one year servicing agreement, which renews annually, with a company related through common ownership to provide office space and professional services. Total consulting income received under this agreement from the related party was $24,000 for the years ended December 31, 2003 and 2002.

The Company provided financial consulting services to an employee who is a former shareholder. Consulting income received from the employee was $2,570 and $9,200 for the years ended December 31, 2003 and 2002, respectively.

(4) FURNITURE AND EQUIPMENT

At December 31, 2003 and 2002, furniture and equipment consisted of:

	2003	2002
Furniture	$ 2,283	$ 2,283
Equipment	15,741	10,578
Software	1,202	1,202
	19,226	14,063
Less: accumulated depreciation	5,849	3,344
Total	$13,377	$10,719

Depreciation expense for the years ended December 31, 2003 and 2002 was $3,018 and $3,303, respectively.

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2003, the Company had net capital, as defined, of $233,944 which was $228,944 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .13 to 1 as of December 31, 2003.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3k(2)ii which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 10 and 11 are not applicable.

(6) LEASE COMMITMENTS

The Company extended their lease agreement for office space until October 2005. The extended lease requires payments of $22,000 per year. Rent expense incurred in connection with this lease for the years ended December 31, 2003 and 2002 was $22,000 and $15,000, respectively.

The future minimum annual rental payments are as follows:

Year ending December 31,	
2004	$22,000
2005	18,333
Total	$40,333

(7) MAJOR CUSTOMERS

For the year ended December 31, 2003, commission income received from four customers represented 70% of total revenues.

(8) PENSION PLAN

During 2002, the Company adopted a 401(k) profit sharing plan that covers all of the employees. Employees are fully vested in their employee contributions and employer "safe-harbor" contributions. The amount of pension costs recognized was $18,581 and $15,432 for the years ended December 31, 2003 and 2002, respectively.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

NAVAID FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2003

Net capital:	
Total shareholders' equity	$267,804
Less - ownership equity not allowable for net capital	-0-
Total shareholders' equity qualified for net capital	267,804
Less - total non-allowable assets	33,860
Less - haircuts on securities	-0-
Net capital	$233,944
Aggregate indebtedness	$ 31,181
Total aggregate indebtedness	$ 31,181
Computation of basic net capital requirement:	
Net capital requirement	$ 5,000
Net capital	233,944
Excess of net capital	$228,944
Excess of net capital at 1000%	$230,826
Ratio of aggregate indebtedness to net capital	.13 to 1

Schedule II

NAVAID FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

Schedule III

NAVAID FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

NAVAID FINANCIAL SERVICES, INC.
Notes to Supplemental Schedules
December 31, 2003

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2003 FOCUS Part IIA filing.

Net capital per unaudited December 31, 2003 FOCUS Part IIA filing	$235,622
Audit adjustment to non-allowable assets	(2,560)
Audit adjustment to employee compensation and benefits	1,903
Audit adjustment to investment income	30
Audit adjustment to other operating expenses	(1,051)
Net capital	$233,944

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

NAVAID FINANCIAL SERVICES, INC.
Year Ended December 31, 2003

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Navaid Financial Services, Inc.
King of Prussia, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Navaid Financial Services, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 14, 2004